GRACIN & MARLOW, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

August 28, 2013

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention:	Tom Kluck
Branch Chief

Re:	eBullion, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 26, 2013
File No. 333-188003

Dear Mr. Kluck:

Thank you for your July 19, 2013 letter regarding eBullion, Inc. (“eBullion”).  In order to assist you in your review of eBullion’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 2 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1. We note your response to comment 1 of our comment letter dated May 17, 2013 and the supporting materials you have submitted to us.  We note that the supporting materials you have submitted have not been clearly marked to show the specific language that supports each statement in the registration statement.  Please re-submit the supporting materials to comply with this request.

               Response: Please note that the supporting statements were obtained from the Chinese Gold and Silver Exchange Society website and its newsletter.  We have included copies of the relevant sections of the supporting materials and have indicated in the materials the sections of the materials that support the statements in the registration statement.

2. We note your response to comment 3 of our comment letter dated May 17, 2013.  We are still unable to locate the disclosure required by Item 201(a)(2)(ii) of Regulation S-K.  Please advise or revise.

Response: We have added disclosure to a section entitled Future Sales of Unregistered Securities.  Please note that the disclosure that was added also appears in a risk factor.

United States Securities and Exchange Commission
August 28, 2013

3. We note that your disclosure throughout your registration statement references the term “customers.”  Please revise your disclosure to clarify whether the customers referenced are those of your agents or whether they are your direct customers.

Response: We have clarified throughout the registration statement that the customers are those of the agents and that they are not direct customers.

4. We note your definition of a spot contract on page 18 which states that spot contracts have no specified settlement date and therefore settlement can occur at any time.  We further note your disclosure on page 14 that spot contracts have no expiration date or settlement date and these customers can close their spot position at any time.  It appears that spot contracts generally settle within a couple of days of the trade date.  Please explain how the spot contracts in which you facilitate trades are not forward contracts or swaps.  Please confirm that the spot contracts traded on the Chinese Gold and Silver Exchange Society do not have settlements dates.  We may have further comment.

        Response: We have added disclosure to the registration statement to disclose the same day settlement procedure for spot contracts and to distinguish them from forward contracts and swaps.

Risk Factors, page 4

5. We note your response to comment 5 of our comment letter dated May 17, 2013.  Please revise your disclosure to clarify that you have included all material risks in this section.

Response: We have clarified that we have included all risk factors.

Business, page 13

6. We note your response to comment 10 of our comment letter dated May 17, 2013.  We also note your disclosure on page 13 that “Man Loong merely processes the trade as a member of the CGSE and receives a commission.”  Please revise your disclosure to clarify how Man Loong processes each trade and discuss Man Loong’s involvement in each trade.

Response: We have clarified how Man Loong processes each trade and further discussed Man Loong’s involvement in each trade.

7. Please clearly disclose whether the customers or agents enter into spot contracts with parties on the Chinese Gold and Silver Exchange Society through your platform.

Response: We have clarified that the customers themselves enter into the spot contracts through the Chinese Gold and Silver Exchange Society.

United States Securities and Exchange Commission
August 28, 2013

8. We note your response to comment 13 of our comment letter dated May 17, 2013.  Please describe in greater detail the spot market through the Chinese Gold and Silver Exchange Society.

Response: We have added additional disclosure regarding the spot market through the Chinese Gold and Silver Society.

9. We note your disclosure on page 14 that customers are required to maintain minimum deposits in an agent’s bank account to ensure that agents can fund their customer’s trading losses on contracts that are executed on your trading platform.  If customers or agents are entering into spot contracts, please explain how the customers may have trading losses.

Response: We have explained how customers can have trading losses from the spot contracts that they enter into.

10. We note your response to comment 14 of our comment letter dated May 17, 2013.  Please discuss in greater detail the settlement of spot contracts in which the company facilitates trades and the company’s involvement in the process, if any.

               Response: We have explained in greater detail how the trading of spot contracts settle.

11. We note your response to comment 15 of our comment letter dated May 17, 2013.  We continue to note your disclosure throughout the “Business” section that trading hours for the Chinese Gold and Silver Exchange Society’s electronic platform is 19.5 hours.  However, you then disclose that your electronic trading platform provides “effective 24-hour access to the bullion market.”  Please revise your disclosure throughout your prospectus to clarify or advise.

Response: We have added clarifying disclosure.  Please note that the Chinese Gold and Silver Exchange has within the past year increased its trading hours to 22 hours.

History, page 13

12. We note your response to comment 12 of our comment letter dated May 17, 2013 and the related revisions to your prospectus.  We also note your disclosure that “Man Loong charges the agent’s account a flat fee of $20 - $40 when each trade is executed.”  Please revise your disclosure to clarify whether agents maintain accounts with Man Loong and how and when these fees are actually paid to Man Loong.  In addition, we note your statement that “Man Loong requires that all customers maintain $10,000 in an account with its bank or the agent’s bank.”  Please revise this disclosure to clearly indicate in whose bank the customer is required to maintain a minimum balance and, given Man Loong’s limited role in processing the trades, to explain why Man Loong requires that customers maintain a minimum balance.  Please also clarify whether agents are required to maintain a minimum balance as well.

Response: We have revised the disclosure to clarify that it is the agent’s customers that must maintain the accounts for the benefit of the agent and that Man Loong  maintain the accounts as an accomodation to the agent and its customers.

United States Securities and Exchange Commission
August 28, 2013

Our Products, Services and Customers, page 17

13. We note your response to comment 16 of our comment letter dated May 17, 2013.  We also note that you deleted the following disclosure:  “Man Loong has been a counterparty for certain limited trading activity, it no longer is a counter party for trades entered through our trading platforms.”  Please revise your disclosure to clarify how Man Loong acted as a counterparty in the past, when Man Loong’s business as a counterparty ceased, how much of Man Loong’s revenues during the prior fiscal year were derived from such business and whether Man Loong may continue this business in the future.

Response: Man Loong did not act as a counterparty in the past. The prior statement was in made in error.  Man Loong did have an agreement with a director where the director was acting as an agent and could also act as  counterparty.  The prior trading activity involved that agreement, and not Man Loong itself.  We regret any confusion we may have caused by the prior incorrect disclosure.

14. We note your disclosure on page 18 and elsewhere that all of Man Loong’s revenue is derived from the commission that Man Loong earns for executing trades for agents and their customers who are not members of CGSE.  However, on page 18, you also disclose that “Man Loong has earned a small amount of revenue . . . from commissions received for the use of its trading platform by other CGSE member companies who required occasional extra trading capacity.”  Please revise your disclosure to address this inconsistency or advise.

Response: Please note that  all revenue is in fact earned  for trades executed on behalf of agents and their customers (who are not members of the CGSE); however a small amount of the commissions revenue was derived from commissions from agent’s that have contracts with other CGSE members and that do not have contracts with Man Loong and only used Man Loong’s to facilitate trades on rare occasions when such agent’s CGSE  contracted member could not accommodate their needs.

Our Electronic Trading Services, page 18

15. We note your response to comment 21 of our comment letter dated May 17, 2013 and the related revisions to your prospectus.  We also note that you entered into an agreement with True Technology on April 1, 2013 for hosting services.  Please revise your disclosure to clarify whether the trading platform license was included in this agreement and if so, to identify the fee associated with the license.  We also note your disclosure that “[f]or the year ended March 31, 2013 and 2012, Man Loong paid True Technology $154,297 for the use of the platform.”  Please clarify whether this amount includes the monthly fee for hosting services and if so, please identify the portion of this amount that relates to the license and to the hosting services.  Please also ensure that your disclosure regarding your agreement with True Technology and the related fees associated with such agreement are consistent throughout your registration statement.

               Response: We have clarified that the fee includes the license fee.

Intellectual Property, page 20

16. We note your response to comment 9 of our comment letter dated May 17, 2013 and the related revisions to your prospectus.  Please revise your disclosure to clarify whether True Technology has any intellectual property rights to the electronic trading platform that Man Loong licenses.

               Response: We have clarified that since all technology from True Technology has been specifically modified for Man Loong that True Technology does not have any rights to such technology.

United States Securities and Exchange Commission
August 28, 2013

Results of Operations for the Years Ended March 31, 2013 and March 31, 2012, page 24

17. We note your disclosure that Man Loong’s investment center is staffed by trading professionals employed by Man Loong’s agents.  We then note your disclosure that the agents are compensated a fee of $400 per month and $0.25 per trade.    Please revise your disclosure to explain whether these services and arrangements are provided pursuant to the agency agreements discussed on page 13 or another written agreement with your agents.  Please also revise your disclosure to explain whether these services are the same as those discussed under the “Sales and Marketing” section on page 19, and if so, please ensure that these disclosures are consistent.

Response: We have added disclosure to clarify that the fee referenced above is not pursuant to the agency agreement and have made the disclosure consistent in the two places.

Commitments, page 24

18. We note your disclosure that your lease provides for monthly payments of $47,000.  However, we also note your disclosure that the lease provides for monthly payments of $46,650 on page 22.  Please revise your disclosure to resolve this inconsistency or advise.

Response: We have revised the disclosure to eliminate the inconsistency that was caused due to the inconsistent rounding of the numbers.

19. We note your disclosure regarding your future annual minimum lease payments.  Please revise your disclosure to clarify items and their respective amounts included in the future payments identified.

Response: We have revised the future minimum payments to provide a more detailed break down of the payments.

Directors and Executive Officers, page 25

20. We note your response to comment 29 of our comment letter dated May 17, 2013 and the related revisions to your prospectus.  Please also revise your disclosure regarding Hak Yim Wong and Lai Keung Chan to include the information required by Item 401(e)(1) of Regulation S-K.  In addition, for each of your directors and/or executive officers, please state the date each individual started a position, rather than referring to “inception.”

                Response: We have added the requested disclosure.

United States Securities and Exchange Commission
August 28, 2013

Executive Compensation, page 26

21. We note your response to comment 30 of our comment letter dated May 17, 2013 and the related revisions to your prospectus.  Please revise the paragraph prior to the summary compensation table so that it accurately summarizes the information included in the table.  Please also revise your summary compensation table to identify the principal positions of the individuals included in the table.  Please refer to Item 402(n)(2)(i) of Regulation S-K.  In addition, please include a narrative discussion of the bonuses disclosed in the table.  Please refer to Item 402(o) of Regulation S-K.

               Response: We have made the  requested changes.

22. We note your response to comment 31 of our comment letter dated May 17, 2013.  We continue to note that your summary compensation table includes footnotes (1) and (2), without any accompanying text.  Please revise this disclosure as appropriate or advise.

Response:  We have removed the footnotes

Director Compensation, page 27

23. We note your response to comment 32 of our comment letter dated May 17, 2013 and the related revisions to your prospectus.  Please revise your disclosure to explain whether the fees paid to Mr. Havlin were pursuant to a written agreement and to identify the period to which the fees identified relate.

Response: We have added disclosure regarding the fees  and have added the written agreement with Mr. Havlin as an exhibit to the registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 27

24. We note your response to comment 33 of our comment letter dated May 17, 2013 and the related revisions to your prospectus.  We note that you indicate in your table that the directors and executive officers as a group, which include five persons, own 50,780,000 shares of your common stock.  However, based on you disclosure in the table of the stock ownership of the five individuals identified as executive officers and/or directors, your directors and executive officers as a group own 41,287,880 shares of common stock.  Please revise your table as appropriate or advise.  In addition, we note that the table includes footnotes (1) and (4), but the accompanying footnote text identifies footnotes (1) and (2).  Please revise your disclosure as appropriate.

Response: We have corrected the disclosure.

Selling Stockholders, page 28

25. We note your response to comment 34 of our comment letter dated May 17, 2013 and the related revisions to your prospectus.  Please revise your disclosure to indicate the nature of any position, office or other material relationship which any selling security holder has had within the past three years with the registrant or any of its affiliates as a required by Item 507 of Regulation S-K.

Response: We have revised the disclosure as requested.

United States Securities and Exchange Commission
August 28, 2013

Certain Relationships and Related Transactions, page 31

26. We note your response to comment 35 of our comment letter dated May 17, 2013 and the related revisions to your prospectus.  Please ensure that you have included the disclosure required by Item 401(a) of Regulation S-K regarding the transactions required to be disclosed pursuant to Item 401(d) of Regulation S-K.  For example only, we note that you reference a related party receivable of $20,257 under the “Liquidity” section on page 24 and that you have included an agency agreement with Mr. Wong Hak Yim, your director, as exhibit 10.5 to your registration statement.

Response: We have added  the disclosure required by Item 401(a) of Regulation S-K regarding the transactions required to be disclosed pursuant to Item 401(d) of Regulation S-K  to this section.

27. We note your response to comment 36 of our comment letter dated May 17, 2013.  However, we continue to note that you have not included all of the information as required by Item 401(a) of Regulation S-K for each of the transactions you have disclosed.  For example only, please revise your disclosure to include a brief description regarding each transaction, the name of the related person involved in the transaction and the basis on which such person is a related person, the approximate dollar amount involved in the transaction and the approximate dollar amount of the related person’s interest in the transaction.

Response: We have added the information as required by Item 401(a) of Regulation S-K for each of the transactions we have disclosed, such as a brief description regarding each transaction, the name of the related person involved in the transaction and the basis on which such person is a related person, the approximate dollar amount involved in the transaction and the approximate dollar amount of the related person’s interest in the transaction.

28. We note you have included information regarding employee compensation and benefits for Mr. Choi and Mr. Wong.  However, we note that this disclosure is not consistent with the information you have included in the summary compensation table on page 26.  Please advise your disclosure as appropriate or revise.

Response: We have made the disclosure consistent.

Common Stock, page 32

29. We note your response to comment 37 of our comment letter dated May 17, 2013 and the related revisions to your registration statement.  With regard to your common stock, please also include a discussion regarding the dividend rights associated with such shares.  Please refer to Item 202(a)(1)(i) of Regulation S-K.

                Response: We have added disclosure regarding dividend rights.

United States Securities and Exchange Commission
August 28, 2013

Item 15.  Recent Sales and Issuances of Unregistered Securities, page II-2

30. We note your response to comment 42 of our comment letter dated May 17, 2013.  Please revise your disclosure to clearly indicate the exemption from registration that you relied upon when issuing the unregistered shares in March and April of 2013.  Please explain how the company met the exemption under Regulation S.  Also, clearly indicate the date the offering commenced.  Please ensure that this disclosure is consistent with the Form D you filed on April 29, 2013.

               Response: We have revised the disclosure to and the requested information.  Please note that we have also amended the Form D to correct the error in the number of shares offered.

Item 16. Exhibits, page II-2

31. We note your response to comment 43 of our comment letter dated May 17, 2013.  We also note your disclosure in your registration statement that you have thirteen agents, three agents in Hong Kong and ten in China.  Please file as exhibits to the registration statement each of the agent agreements as required by Item 601(b)(10) of Regulation S-K or explain to us why you believe you are not required to do so.  Please note Instruction 2 to Item 601 of Regulation S-K regarding the filing of contracts or other documents that are substantially identical in all material respects.

Response: Inasmuch as the agency agreements are identical in all material respects except as to the parties thereto, the dates of execution, and certain  other details, we have filed only one of the agency agreements and have added a schedule identifying the material details in which such documents differ from the form of agency agreement filed.

Item 17.  Undertakings, page II-3

32. We note your response to comment 46 of our comment letter dated May 17, 2013.  Please add the disclosure required by Item 512(a)(5)(ii) of Regulation S-K.

               Response: We have added the requested undertaking.

Exhibit 23.1a

33. Please have your auditor revise their consent to reference the period from January 28, 2013 (Inception) through March 31, 2013 for the statement of operations, stockholders’ equity, and cash flows.

Response: We have included a revised consent as an exhibit to the registration statement.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

United States Securities and Exchange Commission
August 28, 2013

Sincerely,

/s/ Leslie Marlow
Leslie Marlow
Partner

Source GCSE Newsletter January 2013

第一三四次行員暨貴金屬交易所股東周年大會 頭條新聞

本場之貴金屬驗證中心已正式投入服務，為本場認可黃金煉鑄商提供黃金成色檢測，並將增設白銀成色檢測服務，另外驗證中心已正式向香港認可處申請實驗室認可資格("HOKLAS")，相關文件已於十二月底前提交認何處審批，待取得實驗室認何資格後，其後將考慮開放驗金服務給予公眾人士使用。

最後，本人在此多謝業務促進組全體成員在交易產品開發及設置貴金屬驗證中心項目上提供寶貴意見及支持。

鄭錦標副理事長報告

本場在2011年推出行員季報制度，感謝各行員合作及支持。2013年本場將實行抽查行員季報制度，被抽查行員須向本場提交銀行結單等文件。

本場在章呈中要求所有行員將客戶資金與行員資金分開存放，行員不得動用客戶資金作任何其他用途。本場會積極注視和監察此情況。

為配合本場香港貴金屬驗證中心申請HOKLAS，本場合規部職員已完成內部稽核課程及初部稽核，以全力協助申請，希望2013年申請成功。

稽核組審核貿易場日常財政帳項，確保數目清晰明確，同時恪守會計的守則。本人在此報告一切運作正常。為配合貿易場發展，建議加設內部審查職位，監控財務及日常運作。

For 2013, CGSE is planning to publish 3,000 hardcopies of 'Self-learning Guidebook', in both traditional and simplified Chinese, which will be distributed to relevant organisations and libraries to encourage interested parties to purchase the guidebook and participate in qualification examination. That the guidebook could be compiled within such a short timeframe owed a lot to the effort of the School Affairs Division and Registration Committee.

Meanwhile, CGSE is in the process of setting up the CGSE Charity Foundation to do our part of corporate social responsibility by helping the people in need through charity events with the participation of its employees. Just this year, CGSE has teamed up with committee members to deliver mooncakes and quilts to the people in need, and a few major charity events co-held with committee members and the media have been tabled.

Since the reopening of sports activities with the Macau Association of Banks in 2011, the Sport and Recreational Division has led a team of 60 to take part in the exciting football match and ping pong match at the Hong Kong-Macau Cup on 24 November last year. In addition, the CGSE Gold and Silver Cup was held in celebration of the 15th anniversary of the handover of Hong Kong, where miniature football and men's single ping pong championships were co-held by Hong Kong Miniature Football Association, Leisure and Cultural Services Department, and South China Athletic Association. And on 2 July, the Sport and Recreational Division has once again led members to participate in the 2012 Hong Kong International Dragon Boat Regatta.

I would like to thank you all for your attendance, and I wish you a year of great health and prosperity.

Report by Vice President Mr. Steven Chan

Back up For our Industry 4th paragraph

The transaction volume of Loco London Gold and Silver on CGSE's digital transaction platform in the latter half of 2012 has been rather stable, with an average daily transaction volume reaching near 500,000 ounces, while the average daily transaction volume of Renminbi Kilobar Gold has reached over 3,000 kg in the same period. There are currently 71 companies under the committee participating in the trade through the digital platform, among which 36 are engaging in the trade of Renminbi Kilobar Gold at the same time.

In correspondence to the international gold demand, the digital platform's hours of operation have been extended from 19.5 to 22 per day. Looking forward, the main development items in 2013 include the 9999 gold bar to be quoted and settled in Hong Kong dollar, kilobar silver, and a contract on a kilobar silver that will be quoted and settled in Renminbi.

CGSE's Precious Metals Assay Centre has been providing finesse gold tests for CGSE-accredited refineries, and it will see the addition of finesse silver test services. In December last year, the centre has applied for the HOKLAS from the Hong Kong Accreditation Service and is looking forward to opening the finesse gold test services to the public.

Last but not least, I'm grateful to the Business Promotion Committee for the indispensible opinion and support for product development and the establishment of the centre.

Report by Vice President Mr. Wilson Cheng

Thanks to the cooperation and support of our members, CGSE has been able to launch the members' seasonal report system. In the new year, CGSE will be adopting the members' seasonal report sampling system, where selected members will need to submit documents such as bank statement on time.

CGSE requests that customers' capital and members' capital be handled separately so that customers' capital may not be utilised for other purposes. CGSE will therefore tighten inspection on similar situations and make adequate measures to prevent similar situations from happening, in order to protect CGSE's reputation.

Certain qualified staff members of CGSE have completed the internal audit courses and the initial audit process to aid the Hong Kong Precious Metals Assay Centre's application for HOKLAS. It is hoped that the application in 2013 would turn out in success.

The Internal Audit Division's responsibility is to audit CGSE's daily finance to ensure the transparency and validity of the figures. I would like to propose the employment of more members of staff for the Internal Audit Division to ensure sufficient inspection for CGSE's finance and daily operation.

金銀業貿易場 The Chinese Gold & Silver Exchange Society Page 1 of 1

Source- The Chinese Gold & Silver Exchange Society Website

金 銀 業 貿 易 場
The Chinese Gold & Silver Exchange Society

Login | 繁體中文

About Us

- Profile
- History
- Mission
- Functions
- Corporate Structure
- Executive and Supervisory Committees
- Visiting

About Us / FUNCTIONS

- To provide a trading place, facilities and related services to its members for gold, silver and precious metals transactions;
- To set up and implement rules and regulations, and to normalize the transactions;
- To supervise transaction process, settlements and delivery arrangment;
- To design trading contracts and regulations, and to monitor the fulfillment and completion of the contract;
- To set up and implement the risk management system as to control the risk in the market;
- To set the settlement price, to announce and disseminate market information;
- To supervise all transactions, to examine and execute punishment if any members' act violates CGSE rules and regulations;
- Other functions stipulated by its members and the Executive and Supervisory Committees.

Back up For Information on page 15 Chinese Gold and Silver Trading Society

金銀會訊

Home Contact Us Links Sitemap

© 2010 The Chinese Gold & Silver Exchange Society. All Rights Reserved
Disclaimer Privacy Policy
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http://www.cgse.com.hk/en/about_03.php 8/19/2013

金銀業貿易場 The Chinese Gold & Silver Exchange Society Page 1 of 2

Source-The Chinese Gold + Silver Exchange Society Website

金 銀 業 貿 易 場
The Chinese Gold & Silver Exchange Society
Since 1910

Login | 繁體中文

About Us | Product & Trading | Price | Membership Affairs | Corporate Communication | Membership Zone | Registration & Training | Sports

Product & Trading

- Transaction Code
- Renminbi Kilobar Gold
- Open Outcry Product
- Electronic Trading Product
- Assay Service
- Trading Method
- Transaction Levy
- Trading Hours
- Trading Arrangements During Typhoons and Black Rainstorm

金銀會訊
CGSE NEWSLETTER

Product & Trading / Open Outcry Product

Back up For Information On page 16 Chinese Gold and Silver Trading Society

Exchange contracts

CGSE has two trading methods: open outcry and electronic trading. "99 Tael Gold Contract" and "HKD Kilo Gold Contract" are traded with the open outcry method while contracts for 100oz / 10oz Loco London Gold, 5000oz / 500oz Loco London Silver and Renminbi Kilobar Gold Contract are traded electronically.

Open outcry method

CGSE implements trading through an open outcry method which is still in use in most of the major futures markets. Member firms or their floor traders call out bid and ask prices in Cantonese in the trading hall and their calls are supplemented with hand signals. When a deal is done, the seller must complete a trading note within 15 minutes and hand it to the buyer for confirmation. Thereafter, the trading note will be submitted to the Settlement Department of CGSE for the purpose of transaction registration. To achieve effective risk management, CGSE will update the records of trading members' deposit and outstanding positions

99 Tael Gold Contract

Traded with open outcry method
Trading hours: Monday to Friday: 9:00 to 12:00 & 14:00 to 17:00

'99 Tael Gold Contract' is the unique product in Hong Kong market, details as below:

Fineness	99
Trading Lot	100 taels
Price Indication	HK$ per tael
Minimum Price Fluctation	HK$ 0.5 per tael
Premium Calculation	HK$ per 100 taels
Premium Fixing	Monday to Friday: 11:00
Settlement Price	Monday to Friday AM: 11:30 PM: 16:30

Remarks: Teals = Tael Troy, 1 Tael Troy = 37.429 Gram

HKD Kilo Gold Contract

'HKD Kilo Gold Contract' has been a new trading product in the Exchange since 2002, details as below:

Fineness	999.9
Trading Lot	5 kilograms
Price Indication	HK$ per gram
Minimum Price Fluctation	HK$ 0.01 per gram
Premium Calculation	HK$ per 5 kilograms
Premium Fixing	Monday to Friday: 11:15
Settlement Price	

http://www.cgse.com.hk/en/product_02.php 8/19/2013

金銀業貿易場 The Chinese Gold & Silver Exchange Society
Page 1 of 2

Source - The Chinese Gold + Silver Exchange Society website

金 銀 業 貿 易 場
The Chinese Gold & Silver Exchange Society

Login

Product & Trading

- Transaction Code
- Renminbi Kilobar Gold
- Open Outcry Product
- Electronic Trading Product
- Assay Service
- Trading Method
- Transaction Levy
- Trading Hours
- Trading Arrangements During Typhoons and Black Rainstorm

金銀會訊

Product & Trading / Electronic Trading Product

Exchange contracts

CGSE has two trading methods: open outcry and electronic trading. "99 Tael Gold Contract" and "Kilo Gold Contract" are traded with the open outcry method while contracts for 100oz / 10oz Loco London Gold, 5000oz / 500oz Loco London Silver, Renminbi Kilobar Gold Contract, 100Tael 999.9 Tael Gold Contract and 15 kilo Loco Silver 1 Contract are traded electronically.

Electronic Trading

CGSE launched the "Electronic Trading Platform" on 28 March 2008.

Trading hours of the electronic trading platform start from 7:00 a.m. to 5:00 a.m. (the next day) [HK Time] and the electronic trading lasts 22 hours. 100 oz Loco London Gold Contract / 10 oz Loco London Gold Contract, 5000 oz / 500 oz Loco London Silver, Renminbi Kilobar Gold Contract, 100Tael 999.9 Tael Gold Contract and 15 kilo Loco Silver 1 Contract are available for trading via the e-trading platform at this stage.

CGSE provides a unique "Contract Transaction Code" to every contract traded on its e-trading platform. Investor can check their transaction details from CGSE's website with the use of the "Contract Transaction Code", thereby protecting the investors' interests with enhanced transparency in gold

Back up for information on page 16 Chinese Gold and Silver Trading Society

100 Ounce Loco London Gold Contract

Traded with the electronic trading system
Trading Hour:
Monday to Thursday: (Hong Kong Time) 7:00am to next day 5:00am
Friday (Summer Time): (Hong Kong Time) 7:00am to next day 3:00am
Friday (Winter Time): (Hong Kong Time) 7:00am to next day 4:00am

Fineness:	995 or up
Basic Trading Unit:	100ounces
Price unit:	US/Ounces
Minimum Price Fluctuation:	USD0.01/ounces

10 Ounces Loco London Gold Contract

Fineness:	995 or up
Basic Trading Unit:	10ounces
Price unit:	US/Ounces
Minimum Price Fluctuation:	USD0.01/ounces

5000 Ounce Loco London Silver Contract

Fineness:	9999 or up
Basic Trading Unit:	5000 ounces
Price unit:	US/Ounces
Minimum Price Fluctuation:	USD0.0001 per ounce

http://www.cgse.com.hk/en/product_03.php 8/19/2013

Source-http://www.monex.com/prods/gold_chart.html — Back up information for gold price range in MD&A

Source-http://www.monex.com/prods/silver_chart.html — Back up information for silver price range in MD&A